MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX COMPLETES RIGHTS OFFERING

Vancouver, British Columbia, Canada, March 16, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (“MIGENIX” or the “Corporation”) today announced that it has completed its previously announced Rights Offering upon the issuance of approximately 6 million additional units (each a “Unit”) pursuant to the additional subscription portion of the Rights Offering for gross proceeds of approximately $0.3 million. Approximately 41 million Units were previously issued by MIGENIX pursuant to the basic subscription portion of the Rights Offering for gross proceeds of approximately $2 million.

Under the terms of the Rights Offering, shareholders of record on February 2, 2009, were entitled to receive one right (“Right”) for each common share held. Two Rights entitled eligible holders to purchase a Unit at the price of $0.05 per Unit (the “Basic Subscription Right”). Shareholders who fully exercised their Basic Subscription Rights were entitled to subscribe pro-rata for additional Units (the “Additional Subscription Privilege”) that were not otherwise subscribed for prior to the expiry of the Rights. Each Unit was comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share at a price of $0.10 at any time over the 12 month period following the date of issue of the Warrants. As the number of Units allocated to some subscribers who exercised the Additional Subscription Privilege is less than the number they subscribed for, such subscribers will receive a refund of any excess funds submitted with their subscription request.

This press release should be read together with, and is qualified in its entirety by, the more detailed information contained in the short form prospectus (the “Short Form Prospectus”) of the Corporation dated January 21, 2009 available on SEDAR at www.sedar.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext. 231.

No U.S. Registration or Sales

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the Securities Act) or person in the United States. Neither the Short Form Prospectus nor the rights certificates were sent and no securities were distributed to any person in the United States, U.S. Person, or person holding for the account or benefit of any person in the United States or U.S. Person.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Corporation can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

Statements, other than statements of historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”).and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments, except as required by applicable law.